Exhibit 4.19

Certain identified information has been excluded from the exhibit because it both (i) is not material and
(ii) is the type that we treat as private or confidential.

COMMERCIAL LEASE AGREEMENT

THIS LEASE (this “Lease”) dated this 30th day of April, 2025

BETWEEN:
Steel Magnolia Investment Ltd.
600-837 W Hastings St Vancouver, BC V6C 3N6
Phone: (604) 974-8777
(hereinafter referred to as “Party A” or the “Landlord”)

OF THE FIRST PART

AND -

Pinnacle Food Inc.
604-605 837 W Hastings St
Vancouver, BC V6C 3N6
Phone: (604) 370-8505
(hereinafter referred to as “Party B” or the “Tenant”)

OF THE SECOND PART

Commercial Lease Agreement

IN CONSIDERATION OF the Landlord leasing certain premises to the Tenant, the Tenant leasing those premises from the Landlord, and the mutual benefits and obligations set forth in this Lease, the receipt and sufficiency of which consideration is hereby acknowledged, Party A and Party B (the “Parties”) agree as follows:

Definitions

1.	When used in this Lease, the following expressions will have the meanings indicated:

a.	“Additional Rent” means all amounts payable by the Tenant under this Lease except the monthly rent specified in Section 7, whether or not specifically designated as Additional Rent elsewhere in this Lease;

b.	“Building” means all buildings, improvements, equipment, fixtures, property, and facilities from time to time located at 601-605 837 W Hastings St, Vancouver, BC V6C 3N6, as from time to time altered, expanded, or reduced by the Landlord in its sole discretion;

c.	“Common Areas and Facilities” mean:

i.	i. those portions of the Building areas, buildings, improvements, facilities, utilities, equipment, and installations in or forming part of the Building which from time to time are not designated or intended by the Landlord to be leased to tenants of the Building including, without limitation, exterior weather walls, roofs, entrances and exits, parking areas, driveways, loading docks and area, storage, mechanical and electrical rooms, areas above and below leasable premises and not included within leasable premises, security and alarm equipment, grassed and landscaped areas, retaining walls, and maintenance, cleaning, and operating equipment serving the Building; and

ii.	ii. those lands, areas, buildings, improvements, facilities, utilities, equipment, and installations which serve or are for the useful benefit of the Building, the tenants of the Building, or the Landlord and those having business with them, whether or not located within, adjacent to, or near the Building and which are designated from time to time by the Landlord as part of the Common Areas and Facilities;

d.	“Leasable Area” means with respect to any rentable premises, the area expressed in square feet of all floor space including floor space of mezzanines, if any, determined, calculated, and certified by the Landlord and measured from the exterior face of all exterior walls, doors, and windows, including walls, doors, and windows separating the rentable premises from enclosed Common Areas and Facilities, if any, and from the centre line of all interior walls separating the rentable premises from adjoining rentable premises. There will be no deduction or exclusion for any space occupied by or used for columns, ducts, or other structural elements;

e.	“Premises” means the office space at 601-605 837 W Hastings St, Vancouver, BC V6C 3N6, and comprises a Leasable Area of 1,840 square feet;

f.	“Rent” means the total of the monthly rent specified in Section 7 and Additional Rent.

Commercial Lease Agreement

Intent of Lease

2. It is the intent of this Lease and agreed to by the Parties that rent for this Lease will be on a gross rent basis, meaning the Tenant will pay the monthly rent specified in Section 7 and any Additional Rent, and the Landlord will be responsible for all other service charges related to the Premises and the operation of the Building, save as specifically provided in this Lease to the contrary.

Leased Premises

3. The Landlord agrees to rent to the Tenant the office space municipally described as 601-605 837 W Hastings St, Vancouver, BC V6C 3N6 (the “Premises”), comprising a Leasable Area of 1,840 square feet. The Premises are more particularly described as follows: Units 601-605. The Premises will be used for only the following permitted use (the “Permitted Use”): Office.

Term

4. The term of the Lease commences at 12:00 noon on May 1, 2025, and ends at 12:00 noon on April 30, 2030 (the “Term”).

5. Notwithstanding that the Term commences on May 1, 2025, the Tenant is entitled to possession of the Premises at 12:00 noon on April 15, 2025.

6. Should the Tenant remain in possession of the Premises with the consent of the Landlord after the natural expiration of this Lease, a new tenancy from month to month will be created between the Landlord and the Tenant which will be subject to all the terms and conditions of this Lease but will be terminable upon either party giving one month’s notice to the other party.

Rent

7. Subject to the provisions of this Lease, the Tenant will pay a monthly rent of $10,304.00 (including 5% GST), payable per month, for the Premises, without setoff, abatement, or deduction. In addition to this monthly rent, the Tenant will pay for any fees or taxes arising from the Tenant’s business.

8. The Tenant will pay the monthly rent on or before the first of each and every month of the Term to the Landlord.

Use and Occupation

9. The Tenant will open the whole of the Premises for business to the public fully fixtured, stocked, and staffed on the date of commencement of the Term and throughout the Term, and will continuously occupy and utilize the entire Premises in the active conduct of its business in a reputable manner on such days and during such hours of business as may be determined from time to time by the Landlord.

Commercial Lease Agreement

10. The Tenant covenants that the Tenant will carry on and conduct its business from time to time carried on upon the Premises in such manner as to comply with all statutes, bylaws, rules, and regulations of any federal, provincial, municipal, or other competent authority and will not do anything on or in the Premises in contravention of any of them.

Security Deposit

11. [***]

12. The Tenant may not use the Security Deposit as payment for the Rent.

Quiet Enjoyment

13. The Landlord covenants that on paying the Rent and performing the covenants contained in this Lease, the Tenant will peacefully and quietly have, hold, and enjoy the Premises for the agreed term.

Distress

14. If and whenever the Tenant is in default in payment of any money, whether hereby expressly reserved or deemed as rent, or any part of the rent, the Landlord may, without notice or any form of legal process, enter upon the Premises and seize, remove, and sell the Tenant’s goods, chattels, and equipment from the Premises or seize, remove, and sell any goods, chattels, and equipment at any place to which the Tenant or any other person may have removed them, in the same manner as if they had remained and been distrained upon the Premises, all notwithstanding any rule of law or equity to the contrary, and the Tenant hereby waives and renounces the benefit of any present or future statute or law limiting or eliminating the Landlord’s right of distress.

Overholding

15. If the Tenant continues to occupy the Premises without the written consent of the Landlord after the expiration or other termination of the Term, then, without any further written agreement, the Tenant will be a month-to-month tenant at a minimum monthly rental equal to twice the monthly rent specified in Section 7 and subject always to all of the other provisions of this Lease insofar as the same are applicable to a month-to-month tenancy, and a tenancy from year to year will not be created by implication of law.

Additional Rights on Reentry

16. If the Landlord reenters the Premises or terminates this Lease, then:

a.	notwithstanding any such termination or the Term thereby becoming forfeited and void, the provisions of this Lease relating to the consequences of termination will survive;

b.	the Landlord may use such reasonable force as it may deem necessary for the purpose of gaining admittance to and retaking possession of the Premises, and the Tenant hereby releases the Landlord from all actions, proceedings, claims, and demands whatsoever for and in respect of any such forcible entry or any loss or damage in connection therewith or consequential thereupon;

Commercial Lease Agreement

c.	the Landlord may expel and remove, forcibly, if necessary, the Tenant, those claiming under the Tenant, and their effects, as allowed by law, without being taken or deemed to be guilty of any manner of trespass;

d.	in the event that the Landlord has removed the property of the Tenant, the Landlord may store such property in a public warehouse or at a place selected by the Landlord, at the expense of the Tenant. If the Landlord feels that it is not worth storing such property given its value and the cost to store it, then the Landlord may dispose of such property in its sole discretion and use such funds, if any, towards any indebtedness of the Tenant to the Landlord. The Landlord will not be responsible to the Tenant for the disposal of such property other than to provide any balance of the proceeds to the Tenant after paying any storage costs and any amounts owed by the Tenant to the Landlord;

e.	the Landlord may relet the Premises or any part of the Premises for a term or terms which may be less or greater than the balance of the Term remaining and may grant reasonable concessions in connection with such reletting, including any alterations and improvements to the Premises;

f.	after reentry, the Landlord may procure the appointment of a receiver to take possession and collect rents and profits of the business of the Tenant, and, if necessary to collect the rents and profits, the receiver may carry on the business of the Tenant and take possession of the personal property used in the business of the Tenant, including inventory, trade fixtures, and furnishings, and use them in the business without compensating the Tenant;

g.	after reentry, the Landlord may terminate the Lease on giving 5 days’ written notice of termination to the Tenant. Without this notice, reentry of the Premises by the Landlord or its agents will not terminate this Lease; h. the Tenant will pay to the Landlord on demand:

a.	all rent, Additional Rent, and other amounts payable under this Lease up to the time of reentry or termination, whichever is later;

b.	reasonable expenses as the Landlord incurs or has incurred in connection with the reentering, terminating, reletting, collecting sums due or payable by the Tenant, realizing upon assets seized; including without limitation, brokerage, fees, and expenses and legal fees and disbursements and the expenses of keeping the Premises in good order, repairing the same, and preparing them for reletting; and

Commercial Lease Agreement

c.	as liquidated damages for the loss of rent and other income of the Landlord expected to be derived from this Lease during the period which would have constituted the unexpired portion of the Term had it not been terminated, at the option of the Landlord, either:

1.	an amount determined by reducing to present worth at an assumed interest rate of twelve percent (12%) per annum all monthly rent and estimated Additional Rent to become payable during the period which would have constituted the unexpired portion of the Term, such determination to be made by the Landlord, who may make reasonable estimates of when any such other amounts would have become payable and may make such other assumptions of the facts as may be reasonable in the circumstances; or

2.	an amount equal to the monthly rent and estimated Additional Rent for a period of six (6) months.

Renewal of Lease

17. Upon giving written notice no later than 60 days before the expiration of the Term, the Tenant may renew this Lease for an additional term. All terms of the renewed lease will be the same except for any signing incentives/inducements, this renewal clause, and the amount of the rent. If the Landlord and the Tenant cannot agree as to the amount of the Rent, the amount of the Rent will be determined by mediation. The Rent should be determined taking into consideration the market rent of similarly improved premises in the market, as well as the location, use, age, and size of premises.

Utilities and Other Costs

18. The Landlord is responsible for the payment of the following utilities and other charges in relation to the Premises: electricity, natural gas, water, sewer, telephone, internet, and cable.

Abandonment

19. If at any time during the Term, the Tenant abandons the Premises or any part of the Premises, the Landlord may, at its option, enter the Premises by any means without being liable for any prosecution for such entering, and without becoming liable to the Tenant for damages or for any payment of any kind whatever, and may, at the Landlord’s discretion, as agent for the Tenant, relet the Premises, or any part of the Premises, for the whole or any part of the then unexpired Term, and may receive and collect all rent payable by virtue of such reletting, and, at the Landlord’s option, hold the Tenant liable for any difference between the Rent that would have been payable under this Lease during the balance of the unexpired Term, if this Lease had continued in force, and the net rent for such period realized by the Landlord by means of the reletting. If the Landlord’s right of reentry is exercised following abandonment of the premises by the Tenant, then the Landlord may consider any personal property belonging to the Tenant and left on the Premises to also have been abandoned, in which case the Landlord may dispose of all such personal property in any manner the Landlord will deem proper and is relieved of all liability for doing so.

Commercial Lease Agreement

Governing Law

20. It is the intention of the Parties to this Lease that the tenancy created by this Lease and the performance under this Lease, and all suits and special proceedings under this Lease, be construed in accordance with and governed, to the exclusion of the law of any other forum, by the laws of the Province of British Columbia, without regard to the jurisdiction in which any action or special proceeding may be instituted.

Severability

21. If there is a conflict between any provision of this Lease and the applicable legislation of the Province of British Columbia (the ‘Act’), the Act will prevail, and such provisions of the Lease will be amended or deleted as necessary in order to comply with the Act. Further, any provisions that are required by the Act are incorporated into this Lease.

Bulk Sale

22. No bulk sale of goods and assets of the Tenant may take place without first obtaining the written consent of the Landlord, which consent will not be unreasonably withheld so long as the Tenant and the Purchaser are able to provide the Landlord with assurances, in a form satisfactory to the Landlord, that the Tenant’s obligations in this Lease will continue to be performed and respected, in the manner satisfactory to the Landlord, after completion of the said bulk sale.

Care and Use of Premises

23. The Tenant will promptly notify the Landlord of any damage, or of any situation that may significantly interfere with the normal use of the Premises.

24. The Tenant will not make (or allow to be made) any noise or nuisance which, in the reasonable opinion of the Landlord, disturbs the comfort or convenience of other tenants.

25. The Tenant will not engage in any illegal trade or activity on or about the Premises.

26. The Landlord and Tenant will comply with standards of health, sanitation, fire, housing, and safety as required by law.

Surrender of Premises

27. At the expiration of the lease term, the Tenant will quit and surrender the Premises in as good a state and condition as they were at the commencement of this Lease, reasonable use and wear and damages by the elements excepted.

Hazardous Materials

28. The Tenant will not keep or have on the Premises any article or thing of a dangerous, flammable, or explosive character that might unreasonably increase the danger of fire on the Premises or that might be considered hazardous by any responsible insurance company.

Commercial Lease Agreement

Rules and Regulations

29. The Tenant will obey all rules and regulations posted by the Landlord regarding the use and care of the Building, parking lot, and other common facilities that are provided for the use of the Tenant in and around the Building on the Premises.

General Provisions

30. Any waiver by the Landlord of any failure by the Tenant to perform or observe the provisions of this Lease will not operate as a waiver of the Landlord’s rights under this Lease in respect of any subsequent defaults, breaches, or nonperformance and will not defeat or affect in any way the Landlord’s rights in respect of any subsequent default or breach.

31. This Lease will extend to and be binding upon and inure to the benefit of the respective heirs, executors, administrators, successors, and assigns, as the case may be, of each party to this Lease. All covenants are to be construed as conditions of this Lease.

32. All sums payable by the Tenant to the Landlord pursuant to any provision of this Lease will be deemed to be Additional Rent and will be recoverable by the Landlord as rental arrears.

33. Where there is more than one Tenant executing this Lease, all Tenants are jointly and severally liable for each other’s acts, omissions, and liabilities pursuant to this Lease.

34. Time is of the essence in this Lease.

35. This Lease will constitute the entire agreement between the Landlord and the Tenant. Any prior understanding or representation of any kind preceding the date of this Lease will not be binding on either party to this Lease except to the extent incorporated in this Lease. In particular, no warranties of the Landlord not expressed in this Lease are to be implied.

Commercial Lease Agreement

IN WITNESS WHEREOF the Parties to this Lease have duly affixed their signatures under hand and seal, or by a duly authorized officer under seal, on this 30th day of April, 2025.

STEEL MAGNOLIA INVESTMENT LTD.

(Landlord)

Per:	/s/ STEEL MAGNOLIA INVESTMENT LTD.

(SEAL)

Pinnacle Food Inc.

(Tenant )

Per:	/s/ Pinnacle Food Inc.

(SEAL)